Exhibit 99.1

TransAlta Announces Acquisition of a Contracted Cogeneration Asset in Michigan

CALGARY, March 17, 2020 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) announced today the acquisition of a contracted cogeneration asset from two private companies for a purchase price of approximately US$27 million, subject to working capital adjustments. The asset is a 29 MW cogeneration facility in Michigan which is contracted under a long-term power purchase agreement and steam sale agreement for approximately six years with high quality counterparties.

"The acquisition marks our first U.S. cogeneration project and aligns with our strategy of growing our on-site generation business, diversifying our cogeneration portfolio, and increasing the pipeline of assets for potential future drop-downs into TransAlta Renewables," said Dawn Farrell, President and Chief Executive Officer of TransAlta. "The expansion into new geographic markets further enhances our position as a leader in behind the fence generation and provides potential for future opportunities in the U.S. cogeneration space."

The cogeneration facility, which comprises a single GE LM2500 gas turbine and an ABB steam turbine, has been operational since 1991. The electricity and steam output of the facility are fully contracted providing consistent, predictable revenues through 2026.  The acquisition will be funded with cash on hand.

Investment Highlights:

  Attractive cash-on-cash yield and project return acquisition metrics;
  Expands TransAlta's platform in the U.S. and is an entry into the U.S cogeneration space;
  Potential drop-down candidate to TransAlta Renewables Inc.;
  Long-term contracted cash flows with high quality counterparties; and
  Provides further geographic, technology and counterparty diversification.

The acquisition is subject to customary regulatory approvals and is expected to close in the second quarter of 2020.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its website at transalta.com.

Forward Looking Statements:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to: the completion of the acquisition of the cogeneration facility and the associated benefits therefrom; expectations and plans for future growth, including expansion into new markets; and the potential for a drop-down of the assets to TransAlta Renewables Inc. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: unanticipated impacts relating to novel coronavirus; no significant changes to applicable laws and regulations, including any tax and regulatory changes; no material adverse impacts to the investment and credit markets; and assumptions regarding our current strategy and priorities, including as it pertains to our growth strategy and relationship with TransAlta Renewables. The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: failure to satisfy the conditions to the closing of the transaction; changes in the market place in which the cogeneration facility is located; failure to proceed with the drop-down to TransAlta Renewables Inc.; changes to the operational characteristics of the off-takers under the long-term power purchase agreement; changes in the law or political developments; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2020/17/c1357.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 17-MAR-20